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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Golden Books Family Entertainment, Inc.

Title of Class of Securities: Common Stock, $.01 par value

CUSIP Number: 0003808041



  (Date of Event Which Requires Filing of this Statement)

                     January 27, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 0003808041

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         James D. Bennett


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         1,775,610

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

         1,775,610

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,775,610

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          17.76%



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12. Type of Reporting Person

          IN















































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CUSIP Number: 0003808041

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Bennett Restructuring Fund, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         1,029,822

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

         1,029,822

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,029,822

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          10.3%



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12. Type of Reporting Person

          PN















































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CUSIP Number: 0003808041

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Bennett Offshore Restructuring Fund Inc.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         745,788

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

         745,788

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         745,788

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          7.46%



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12. Type of Reporting Person

          CO















































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Item 1(a) Name of Issuer:  Golden Books Family
          Entertainment, Inc.

      (b) Address of Issuer's Principal Executive Offices:

              888 Seventh Avenue
              New York, New York 1016

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          James D. Bennett
          Bennett Restructuring Fund, L.P.
          2 Stamford Plaza
          Suite 1501
          281 Tresser Boulevard
          Stamford, Connecticut 06901

          Bennett Offshore Restructuring Fund Inc.
          P.O. Box 2003GT
          Grand Pavilion Commercial Centre
          Bougainvillea Way
          802 West Bay Road
          Grand Cayman, Cayman Islands

          James D. Bennett - United States Citizen
          Bennett Restructuring Fund, L.P.- Delaware limited partnership
          Bennett Offshore Restructuring Fund Inc.- Cayman
          Islands Exempted Company

    (d) Title of Class of Securities: Common Stock, $.01 par value

    (e)   CUSIP Number: 0003808041

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,




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    (d)  / / Investment Company registered under Section 8
             of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  James D. Bennett-
         1,775,610; Bennett Restructuring Fund, L.P.-
         1,029,822; Bennett Offshore Restructuring Fund
         Inc.- 745,788

         (b) Percent of Class: James D. Bennett- 17.76%;
         Bennett Restructuring Fund L.P.- 10.3%; Bennett
         Offshore Restructuring Fund Inc.- 7.46%

         (c) James D. Bennett: 1,775,610 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote;
             1,775,610 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             Bennett Restructuring Fund, L.P.: 1,029,822 shares with shared power to vote or to direct



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             the vote; 0 shares with sole power to vote or
             to direct the vote; 1,029,822 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             Bennett Offshore Restructuring Fund Inc.:
             745,788 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 745,788 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A/

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A














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Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2000
_____________
   Date

                           /s/ James D. Bennett

                           James D. Bennett


                           Bennett Restructuring Fund, L.P.

                           By: Restructuring Capital Associates, L.P.,
                           General Partner

                           By: Bennett Capital Corporation,
                           General Partner

                           By: /s/ James D. Bennett

                           James D. Bennett, President


                           Bennett Offshore Restructuring Fund Inc.

                           By: /s/ James D. Bennett

                           James D. Bennett, Director








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                               Exhibit A


                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

February 10, 2000 relating to the Common Stock of Golden

Books Family Entertainment, Inc. shall be filed on behalf of the undersigned.

         /s/ James D. Bennett

         James D. Bennett


         Bennett Restructuring Fund, L.P.

         By: Restructuring Capital Associates, L.P.,
         General Partner

         By: Bennett Capital Corporation, General Partner

         By: /s/ James D. Bennett

         James D. Bennett, President


         Bennett Offshore Restructuring Fund Inc.

         By: /s/ James D. Bennett

         James D. Bennett, Director














75252000.BE1